K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

March 7, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 12, 2014 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 117 under the Securities Act of 1933, as amended, and Amendment No. 119 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 30, 2013, accession no. 0001133228-13-005320 (the “Amendment”). The Amendment relates to the registration of shares of newly established series of the Trust (each, a “Fund”), as shown in the following table.

Fund	Share Classes
Retirement Living through 2055 Portfolio	Class A, Class 1, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6
Retirement Living through II 2055 Portfolio	Class 1, Class I, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6
Retirement Choices at 2055 Portfolio	Class 1, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms have the same meaning as in the Amendment, unless otherwise stated. Unless otherwise stated, each comment and response relates to each Fund and each share class thereof.

I.	Comments on All Prospectuses

Comment 1 — Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table.

Response to Comment 1 — The fee tables for all the Funds and the share classes described in the Amendment are included in Appendix A to this letter.

Comment 2 — Under “Fund summary — Principal Strategies,” following the glide path chart, please disclose the purpose of the Fund’s investment in derivatives, in accordance with the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — Under “Fund summary — Principal investment strategies,” following the glide path chart, it is stated the Fund’s Board of Trustees may determine to combine the Fund with another fund if the target allocation of the Fund matches the target allocation of the other fund. Please remove this from the Fund summary as it does not describe a principal investment strategy of the Fund.

Page 2 March 7, 2014

Response to Comment 3 — The Trust respectfully declines to make the requested change, as the Trust believes that this disclosure provides important information regarding the ongoing efficient operation of each Fund.

Comment 4 — In “Fund summary — Principal risks — Principal risks of investing in the underlying funds,” there is disclosure regarding convertible securities risk. Please add investing in such securities as a principal investment strategy of the underlying funds in “Fund summary — Principal investment strategies.”

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — In “Fund summary — Principal risks — Principal risks of investing in the underlying funds,” there is disclosure regarding industry or sector risk. Please add disclosure if the underlying funds invest in particular industries or sectors.

Response to Comment 5 — The Trust has revised “Principal investment strategies” to delete references to the utilities and the science and technology sectors. Accordingly, no change to the risk disclosure is necessary in response to this comment.

Comment 6 — Please revise “Fund details” to conform to any changes made to “Fund summary — Principal investment strategies” and “Fund summary — Principal risks.”

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — Under “Fund details — Principal investment strategies,” it is stated that the Board of Trustees of the Trust can change the Fund’s investment objective and strategy without shareholder approval. Please disclose whether the Fund will provide notice to shareholders of such changes, and if so, how much notice.

Response to Comment 7 — Unless otherwise stated, the Trust’s policy with respect to changes to the investment policies of its series (including the Fund), which are approved by the Trust’s Board of Trustees, is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Comment 8 — In “Fund details — Principal investment strategies,” it is stated that the underlying funds may invest in the utilities, science, and technology sectors. Please add corresponding risk disclosure under “Fund details — Principal risks of investing in the underlying funds.”

Response to Comment 8 — The Trust has revised “Principal investment strategies” to delete references to the utilities and the science and technology sectors. Accordingly, no change to the risk disclosure is necessary in response to this comment.

Comment 9 — In “Fund details — Principal investment strategies,” it is stated that the Fund may invest in U.S. government securities. We note that U.S. government securities also are listed in the first bullet point under “Other permitted investments.” Since such investments are already disclosed under “Principal investment strategies,” please consider delete the reference to such investments under “Other permitted investments.”

Response to Comment 9 — The Trust respectfully declines to make any changes in response to this comment, as the Trust believes this disclosure is accurate and, further, notes that the disclosure is consistent with the disclosure in the registration statements for the Trust’s currently registered Retirement Living, Retirement Living II and Retirement Choices portfolios.

Comment 10 — The second and third bullet points under “Other permitted investments” describe affiliated and unaffiliated mutual funds, respectively. As these types of investments are already disclosed under “Principal investment strategies,” please delete these bullet points.

Response to Comment 10 — The Trust respectfully declines to make any changes in response to this comment, as the Trust believes this disclosure is accurate and, further, notes that the disclosure is consistent with the disclosure in the registration statements for the Trust’s currently registered Retirement Living, Retirement Living II and Retirement Choices portfolios.

Page 3 March 7, 2014

Comment 11 — The last bullet point under “Other permitted investments” states that the Fund may engage in short selling. Please confirm that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Response to Comment 11 — The Fund confirms that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Comment 12 — In “Fund details — Who’s who — Management fees,” the fees charged on “other assets” (i.e., investments other than affiliated funds) appear to be stated net of a voluntary waiver described under “Additional information about fund expenses.” Please revise the schedule of fees charged on other assets to state such fees without reflecting the effect of any waivers.

Response to Comment 12 — The Trust has deleted disclosure regarding this voluntary waiver. Accordingly, no change to the schedule of fees charged on other assets is necessary in response to this comment.

Comment 13 — In “Fund details — Who’s who — Subadvisors,” please disclose that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response to Comment 13 — The Trust has made the requested change.

II.	Comments on Retirement Living through 2055 Portfolio

Comment 14 — Please confirm that the management fee disclosed in the fee table under “Fund summary — Fees and expenses” represents an estimate of the management fee for the current fiscal year, analogous to the method for estimating Acquired Fund fees and expenses, as set forth in Instruction 3(f)(vi) to Item 3 of Form N-1A.

Response to Comment 14 — The Trust confirms that the management fee disclosed in the fee table under “Fund summary — Fees and expenses” represents an estimate of the management fee for the current fiscal year.

Comment 15 — Under “Fund summary — Investment management,” it is stated that QS Investors, LLC (“QS Investors”) serves as a Subadvisor consultant to the Fund. Please explain supplementally whether QS Investors is party to an agreement that complies with Section 15(c) of the 1940 Act, or if not, why not.

Response to Comment 15 — The Trust confirms that QS Investors is party to an agreement that complies with Section 15(c) of the 1940 Act.

III.	Comments on Retirement Living through 2055 Portfolio and Retirement Choices at 2055 Portfolio

Comment 16 — In “Who’s who — Additional information about fund expenses,” it is stated that the Fund’s investment adviser voluntarily agrees to reduce its management fee or make payments to the Fund if “Expenses” exceed a particular percentage of the Fund’s assets. The definition of “Expenses” excludes an extensive list of particular items, but does not specify any particular fund expenses that would be included. Please revise this section to specify expenses that would be included in the definition of “Expenses.”

Response to Comment 16 — The Trust respectfully declines to make any changes in response to this comment, as the Trust believes the current disclosure is adequate and is consistent with disclosure requirements.

Comment 17 — In “Fund summary — Principal risks — Principal risks of investing in the underlying funds,” there is disclosure regarding the risk of investing in initial public offerings (“IPOs”). Please add investing in such securities as a principal investment strategy of the underlying funds in “Fund summary — Principal investment strategies.”

Response to Comment 17 — The Trust has made the requested change.

Page 4 March 7, 2014

IV.	Comments on Retirement Living through 2055 Portfolio, Class R1-R5 Prospectus

Comment 18 — In “Fund summary — Fees and expenses,” please revise the fee table so that footnote 1 relates to the “Contractual expense reimbursement” line and correct the reference to Class A shares in this footnote to the appropriate Class of shares in this prospectus. In addition, please disclose the gross amount of any Rule 12b-1 fees in the fee table, include the amount waived in the “Contractual expense reimbursement” line, and revise footnote 1 to describe the Rule 12b-1 waiver. See Instructions 3(d)(1) and 3(e) to Item 3 of Form N-1A.

Response to Comment 18 — The Trust has made the requested change.

V.	Comments on Retirement Living through II 2055 Portfolio

Comment 19 — The statement of the Fund’s investment objective in “Fund summary — Investment objective” differs from that in “Fund details — Principal investment strategies — Investment objective.” Please reconcile these two statements.

Response to Comment 19 — The Trust has revised the statement of the Fund’s investment objective in “Fund details — Principal investment strategies — Investment objective” to match that in “Fund summary — Investment objective.”

Comment 20 — In “Fund details — Principal risks of investing in the funds of funds,” please revise “Fund of funds risk” to disclose that investing in underlying funds may result in layering of fees.

Response to Comment 20 — The Trust has made the requested change.

VI.	Comments on Retirement Choices at 2055 Portfolio

Comment 21 — In “Fund summary — Principal investment strategies,” please disclose the various types of securities in which the underlying funds may invest, as related to the underlying funds’ risk factors.

Response to Comment 21 — The Trust has made the requested change.

Comment 22 — In “Fund summary — Principal investment strategies,” in the paragraph following the glide path chart, it is stated that the Fund may invest outside certain target allocations to protect the Fund or help it achieve its investment objective. Please disclose the percentage range that such allocations may differ from the target.

Response to Comment 22 — The Trust respectfully declines to make any changes in response to this comment to maintain appropriate flexibility in its investment strategies.

Comment 23 — In “Fund summary — Principal investment strategies,” in the second paragraph following the glide path chart, it is stated that “The fund is designed for an investor who anticipates reevaluating his or her retirement allocation strategies at the target date.” In “Fund details — Principal investment strategies,” in the fourth paragraph, it is stated that: “The John Hancock Retirement Choices Portfolios are designed for investors planning to retire around the designated year and has a target asset allocation reflecting this designation.” Please reconcile these two statements.

Response to Comment 23 — The Trust does not believe that these statements are inconsistent. Accordingly, it respectfully declines to make any changes in response to this comment.

Comment 24 — In “Fund details — Temporary defensive investing,” please disclose the types of securities in which the Fund may invest for temporary defensive purposes.

Response to Comment 24 —The Trust has made the requested change.

_____________________________________________________

Page 5 March 7, 2014

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc: Christopher Sechler

Appendix A – Fee Tables

John Hancock Retirement Choices at 2055 Portfolio – Class R1, Class R2 and Class R4

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R1	Class R2	Class R4
Maximum front-end sales charge (load)	None	None	None
Maximum deferred sales charge (load)	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R1	Class R2	Class R4
Management fee	0.20	0.20	0.20
Distribution and service (Rule 12b-1) fees	0.50	0.25	0.25[2]
Other expenses[1]	14.05	14.05	19.37
Service plan fee	0.25	0.25	0.10
Acquired fund fees and expenses[3]	0.39	0.39	0.39
Total annual fund operating expenses	15.39	15.14	20.31
Contractual expense reimbursement[4,5]	–14.00	–14.00	–19.42
Total annual fund operating expenses after expense reimbursements	1.39	1.14	0.89

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	The fund's distributor has contractually agreed to waive 0.10% of Rule 12b-1 fees for Class R4 shares, resulting in Rule 12b-1 fees of 0.15%. The current waiver agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

[3]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[4]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[5]	The advisor has contractually agreed to limit Expenses of Class R1, Class R2, and Class R4 shares to 0.75%, 0.50%, and 0.25% of the average annual net assets (on an annualized basis) attributable to Class R1, Class R2, and Class R4 shares, respectively. Expenses means all class-specific expenses attributable to Class R1, Class R2, and Class R4 shares, as applicable, and excludes fund-level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Choices at 2055 Portfolio – Class R3 and Class R5

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R3	Class R5
Maximum front-end sales charge (load)	None	None
Maximum deferred sales charge (load)	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R3	Class R5
Management fee	0.20	0.20
Distribution and service (Rule 12b-1) fees	0.50	0.00
Other expenses[1]	15.14	15.14
Service plan fee	0.15	0.05
Acquired fund fees and expenses[2]	0.39	0.39
Total annual fund operating expenses	16.38	15.78
Contractual expense reimbursement[3]	–0.03	–0.03
Total annual fund operating expenses after expense reimbursements	16.35	15.75

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Choices at 2055 Portfolio – Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee	0.20
Other expenses[1]	14.17
Acquired fund fees and expenses[2]	0.39
Total annual fund operating expenses	14.76
Contractual expense reimbursement[3,4]	–14.12
Total annual fund operating expenses after expense reimbursements	0.64

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[4]	The advisor has contractually agreed to limit Expenses of Class R6 shares to 0.00% of the average annual net assets (on an annualized basis) attributable to Class R6 shares. Expenses means all class specific expenses attributable to Class R6 shares and excludes fund level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Choices at 2055 Portfolio – Class 1

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class 1
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class 1
Management fee	0.20
Distribution and service (Rule 12b-1) fees	0.05
Other expenses[1]	0.08
Acquired fund fees and expenses[2]	0.39
Total annual fund operating expenses	0.72
Contractual expense reimbursement[3]	–0.03
Total annual fund operating expenses after expense reimbursements	0.69

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through II 2055 Portfolio – Class I

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class I
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management fee	0.16
Other expenses[1]	15.73
Acquired fund fees and expenses[2]	0.43
Total annual fund operating expenses	16.32
Contractual expense reimbursement[3]	–0.55
Total annual fund operating expenses after expense reimbursements	15.77

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through II 2055 Portfolio – Class R1, Class R3 and Class R5

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R1	Class R3	Class R5
Maximum front-end sales charge (load)	None	None	None
Maximum deferred sales charge (load)	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R1	Class R3	Class R5
Management fee	0.16	0.16	0.16
Distribution and service (Rule 12b-1) fees	0.50	0.50	0.00
Other expenses[1]	15.66	15.66	15.66
Service plan fee	0.25	0.15	0.05
Acquired fund fees and expenses[2]	0.43	0.43	0.43
Total annual fund operating expenses	17.00	16.90	16.30
Contractual expense reimbursement[3]	–0.55	–0.55	–0.55
Total annual fund operating expenses after expense reimbursements	16.45	16.35	15.75

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through II 2055 Portfolio

Class R2 and Class R4

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R2	Class R4
Maximum front-end sales charge (load)	None	None
Maximum deferred sales charge (load)	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R2	Class R4
Management fee	0.16	0.16
Distribution and service (Rule 12b-1) fees	0.25	0.25[2]
Other expenses[1]	1.93	1.93
Service plan fee	0.25	0.10
Acquired fund fees and expenses[3]	0.43	0.43
Total annual fund operating expenses	3.02	2.87
Contractual expense reimbursement[4,5]	–1.88	–1.98
Total annual fund operating expenses after expense reimbursements	1.14	0.89

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	The fund's distributor has contractually agreed to waive 0.10% of Rule 12b-1 fees for Class R4 shares, resulting in Rule 12b-1 fees of 0.15%. The current waiver agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

[3]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[4]

The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[5]	The advisor has contractually agreed to limit Expenses of Class R2 and Class R4 shares to 0.50% and 0.25% of the average annual net assets (on an annualized basis) attributable to Class R2 and Class R4 shares, respectively. Expenses means all class-specific expenses attributable to Class R2 and Class R4 shares, as applicable, and excludes fund-level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through II 2055 Portfolio – Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee	0.16
Other expenses[1]	1.93
Acquired fund fees and expenses[2]	0.43
Total annual fund operating expenses	2.52
Contractual expense reimbursement[3,4]	–1.88
Total annual fund operating expenses after expense reimbursements	0.64

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[4]	The advisor has contractually agreed to limit Expenses of Class R6 shares to 0.00% of the average annual net assets (on an annualized basis) attributable to Class R6 shares. Expenses means all class specific expenses attributable to Class R6 shares and excludes fund level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through II 2055 Portfolio – Class 1

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class 1
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class 1
Management fee	0.16
Distribution and service (Rule 12b-1) fees	0.05
Other expenses[1]	0.60
Acquired fund fees and expenses[2]	0.43
Total annual fund operating expenses	1.24
Contractual expense reimbursement[3]	–0.55
Total annual fund operating expenses after expense reimbursements	0.69

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015,, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through 2055 Portfolio – Class A

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the John Hancock family of funds. More information about these and other discounts is available on pages 25 to 27 of the prospectus under "Sales charge reductions and waivers" or pages 82 to 86 of the fund's Statement of Additional Information under "Initial sales charge on Class A shares."

Shareholder fees (fees paid directly from your investment)	Class A
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00%
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00% (on certain purchases, including those of $1 million or more)
Small account fee (for fund account balances under $1,000)	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class A
Management fee	0.06
Distribution and service (Rule 12b-1) fees	0.30
Other expenses[1]	1.78
Acquired fund fees and expenses[2]	0.76
Total annual fund operating expenses	2.90
Contractual expense reimbursement[3,4]	–1.53
Total annual fund operating expenses after expense reimbursements	1.37

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[4]	The advisor has contractually agreed to limit Expenses of Class A shares to 0.50% of the average annual net assets (on an annualized basis) attributable to Class A shares. Expenses means all class specific expenses attributable to Class A shares and excludes fund level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through 2055 Portfolio – Class R1, Class R2, Class R3, Class R4 and Class R5

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Maximum front-end sales charge (load)	None	None	None	None	None
Maximum deferred sales charge (load)	None	None	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Management fee	0.06	0.06	0.06	0.06	0.06
Distribution and service (Rule 12b-1) fees	0.50	0.25	0.50	0.25[2]	0.00
Other expenses[1]	12.27	11.58	15.25	15.23	2.57
Service plan fee	0.25	0.25	0.15	0.10	0.05
Acquired fund fees and expenses[3]	0.76	0.76	0.76	0.76	0.76
Total annual fund operating expenses	13.84	12.90	16.72	16.40	3.44
Contractual expense reimbursement[4,5]	–12.22	–11.53	–15.20	–15.28	–2.52
Total annual fund operating expenses after expense reimbursements	1.62	1.37	1.52	1.12	0.92

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	The fund's distributor has contractually agreed to waive 0.10% of Rule 12b-1 fees for Class R4 shares, resulting in Rule 12b-1 fees of 0.15%. The current waiver agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

[3]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[4]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[5]	The advisor has contractually agreed to limit Expenses of Class R1, Class R2, Class R3, Class R4, and Class R5 shares to 0.75%, 0.50%, 0.65%, 0.25%, and 0.05% of the average annual net assets (on an annualized basis) attributable to Class R1, Class R2, Class R3, Class R4, and Class R5 shares, respectively. Expenses means all class-specific expenses attributable to Class R1, Class R2, Class R3, Class R4, and Class R5 shares, as applicable, and excludes fund-level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through 2055 Portfolio

Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee	0.06
Other expenses[1]	8.24
Acquired fund fees and expenses[2]	0.76
Total annual fund operating expenses	9.06
Contractual expense reimbursement[3,4]	–8.19
Total annual fund operating expenses after expense reimbursements	0.87

[1]	"Other expenses" have been estimated for the fund's first year of operations.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

[4]	The advisor has contractually agreed to limit Expenses of Class R6 shares to 0.00% of the average annual net assets (on an annualized basis) attributable to Class R6 shares. Expenses means all class specific expenses attributable to Class R6 shares and excludes fund level expenses such as: (a) advisory fees, (b) underlying fund expenses (acquired fund fees), (c) taxes, (d) brokerage commissions, (e) interest expense, (f) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business, and (g) short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

John Hancock Retirement Living through 2055 Portfolio – Class 1

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class 1
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class 1
Management fee	0.06
Distribution and service (Rule 12b-1) fees	0.05
Other expenses[1]	0.12
Acquired fund fees and expenses[2]	0.76
Total annual fund operating expenses	0.99
Contractual expense reimbursement[3]	–0.07
Total annual fund operating expenses after expense reimbursements	0.92

[1]	"Annual fund operating expenses" have been estimated for the fund's first year of operations.

[2]	"Other expenses" are based on the estimated indirect net expenses associated with the fund's anticipated investments in underlying investment companies.

[3]	The advisor has contractually agreed to reduce its management fee and/or make payment to the fund in an amount equal to the amount by which "Other expenses" of the fund exceed 0.05% of the average annual net assets (on an annualized basis) of the fund. "Other expenses" means all of the expenses of the fund, excluding certain expenses such as advisory fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, distribution and service (Rule 12b-1) fees, transfer agency and service fees, blue sky fees, printing and postage, underlying fund expenses (acquired fund fees), and short dividend expense. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.